Rentah Incorporated



ANNUAL REPORT

204 lindenwood rd

Staten Island, NY 10308

(718) 966-3131

https://www.rentah.com/

This Annual Report is dated April 28, 2021.

BUSINESS

We are a local marketplace for you to rent out or request anything you may have, need, or want at a price of your choosing.

Previous Offerings

Between 2020 and 2019, we sold _____0____ [shares of common stock] in exchange for $___0__ per share under Regulation Crowdfunding.

Between 2018 and 2019, we sold 928,030 shares of common stock in exchange for 92,830 per share under regulation crowdfunding.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

The company will be able to run for the next year funded by Anup Desai.

There are no major expenses. Now that the majority of development has been completed we will need to maintain the integrity of the code and marketing.

Building a marketbase and proving through data the potential of Rentah.

We will need to raise additional funds to run a proper marketing campaign.

Our goal is to have 10,000 active users and sttayegic rental business partners by the start of the Fall quareter where we will asses capital raising potential.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $5,000.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Anup Desai, is the sole director and corporate officer.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Anup Desai holds 12,095,551 shares of common stock.

RELATED PARTY TRANSACTIONS

The company has not conducted any party related transactions.

OUR SECURITIES

Our authorized capital stock consists of __23,946,865_____ shares of common stock, par value $____.10____ per share. As of December 31, 2020, ____6,053,135_____- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2021.

Rentah Incorporated

By /s/ *Anup Desai*

Name: Anup Desai

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Rentah Inc
Profit and Loss
January - December 2020

	Total	
	Jan - Dec 2020	Jan - Dec 2019 (PY)
Income		
Total Income		
Gross Profit	$ 0.00	$ 0.00
Expenses		
Advertising & Marketing		783.95
Amortization of cost	9,158.00	9,158.00
Communication	23.88	543.79
Dues & Subscriptions		1,769.25
Education		25.00
Gift	80.00	139.22
Health & Wellness	145.42	826.09
Insurance	442.49	
Interest Paid		98.19
Internet Expense	119.88	615.55
Legal & Professional Services	14,858.62	2,098.56
Meals & Entertainment	2,169.18	2,134.67
Office Supplies & Software	2,569.65	2,996.55
Other Business Expenses	580.73	1,312.55
Software Development Exp		4,500.00
Travel	1,021.61	696.31
Travel & Lodging	49.00	588.00
Utilities		330.29
Total Expenses	$ 31,218.46	$ 28,615.97
Net Operating Income	-$ 31,218.46	-$ 28,615.97
Net Income	-$ 31,218.46	-$ 28,615.97

Wednesday, Apr 21, 2021 05:56:21 AM GMT-7 - Accrual Basis

Rentah Inc
Balance Sheet
As of December 31, 2020

	Total	
	As of Dec 31, 2020	As of Dec 31, 2019 (PY)
ASSETS		
Current Assets		
Bank Accounts		
cash	92.00	92.00
Total Bank Accounts	$ 92.00	$ 92.00
Total Current Assets	$ 92.00	$ 92.00
Other Assets		
Organizational Costs	87,006.00	96,164.00
Other Long-term Assets	926.00	926.00
Total Other Assets	$ 87,932.00	$ 97,090.00
TOTAL ASSETS	$ 88,024.00	$ 97,182.00
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	9,633.00	9,633.00
Total Accounts Payable	$ 9,633.00	$ 9,633.00
Credit Cards		
Business card # 4016	196.39	388.85
Credit Card # 3348	2,694.14	1,275.43
Total Credit Cards	$ 2,890.53	$ 1,664.28
Other Current Liabilities		
Other Current Liabilities	9,519.00	9,519.00
Total Other Current Liabilities	$ 9,519.00	$ 9,519.00
Total Current Liabilities	$ 22,042.53	$ 20,816.28
Total Liabilities	$ 22,042.53	$ 20,816.28
Equity		
Distribution/Contribution	448,336.04	444,248.90
Opening Balance Equity	0.00	0.00
Owner's Pay & Personal Expenses	17,482.86	735.79
Retained Earnings	-368,618.97	-340,003.00
Net Income	-31,218.46	-28,615.97

Total Equity	$	65,981.47	$	76,365.72
TOTAL LIABILITIES AND EQUITY	$	88,024.00	$	97,182.00

Wednesday, Apr 21, 2021 05:56:59 AM GMT-7 - Accrual Basis

CERTIFICATION

I, Anup Desai, Principal Executive Officer of Rentah Incorporated, hereby certify that the financial statements of Rentah Incorporated included in this Report are true and complete in all material respects.

Anup Desai

Principal Executive Officer